UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 6)
Home City Financial Corporation

(Name of the Issuer)
Home City Financial Corporation

(Name of Person(s) Filing Statement)
Common Shares, without par value

(Title of Class of Securities)
43706C 10 0

(CUSIP Number of Class of Securities)
J. William Stapleton
Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
(937) 390-0470

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
Copy to:
Kimberly J. Schaefer, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4000
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$530,374	$56.75

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $36.74
Form or Registration No.: Schedule 13E-3 (File No. 005-47991), Amendment No. 3 and Amendment No. 5
Filing Party: Home City Financial Corporation
Date Filed: January 26, 2006, July 20, 2006, and September 27, 2006
*	Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $530,374 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 31,016 common shares for $17.10 per share in cash.

**	The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $530,374 by 0.000107.

Introduction
     This Amendment No. 6 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 promulgated thereunder by Home City Financial Corporation, an Ohio corporation (“HCFC”). HCFC is proposing that its shareholders, at the 2006 Annual Meeting of the Shareholders of HCFC (the “Annual Meeting”), approve and adopt amendments to HCFC’s Articles of Incorporation, as amended, whereby (a) HCFC would effect a 1-for-210 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 210 Common Shares immediately prior to the reverse split will receive cash in the amount of $17.10 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of fractional shares, HCFC would effect a 210-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split and conversion. Items (a) and (b) will be considered one proposal (the “Stock Splits”).
     This Amendment No. 6 to Schedule 13E-3 is being filed with the SEC concurrently with additional proxy solicitation material filed by HCFC pursuant to Rule 14A under the Exchange Act, which will notify the holders of Common Shares of the date of the reconvened Annual Meeting at which they will be asked to approve the Stock Splits, elect directors and transact any other business properly brought before the Annual Meeting.
     The information contained in the Proxy Statement filed by HCFC on September 27, 2006 (the “Proxy Statement”), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. This Amendment No. 6 will be further amended to reflect any amendment of the Proxy Statement and to report the results of the vote on the Stock Splits at the Annual Meeting.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Proxy Statement entitled “Stock Split Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is Home City Financial Corporation (“HCFC”). HCFC is an Ohio corporation with its principal place of business located at 2454 North Limestone Street, Springfield, Ohio 45503. HCFC’s telephone number is (937) 390-0470.
     (b) Securities.
     The subject class of equity securities is HCFC’s common shares, without par value (the “Common Shares”). There were 835,690 Common Shares outstanding on November 13, 2006.

     (c) Trading Market and Price.
     The information set forth in the section of the Proxy Statement entitled “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT – Market Price and Dividend Information” is incorporated herein by reference.
     During the quarter ended September 30, 2006, the high close and low close sale prices of HCFC’s common share were $15.00 and $16.21.
     (d) Dividends.
     The information set forth in the section of the Proxy Statement entitled “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT – Market Price and Dividend Information” is incorporated herein by reference.
     During the quarter ended September 30, 2006, HCFC declared a dividend of $.11 per share.
     (e) Prior Public Offerings.
     HCFC has not made any underwritten public offering of the Common Shares during the past three years.
     (f) Prior Stock Purchases.
     The information set forth in the section of the Proxy Statement entitled “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT – HCFC Share Repurchase Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     HCFC is the filing person and the subject company. HCFC’s address and telephone number are provided in Item 2(a) above. HCFC’s executive officers and directors are set forth below.

Executive Officers

J. William Stapleton	-	President, Chief Executive Officer & Chief Operating Officer
Charles A. Mihal	-	Secretary, Treasurer and Chief Financial Officer
Don E. Lynam	-	Executive Vice President

Board of Directors

Glenn W. Collier	Terry A. Hoppes
John D. Conroy	J. William Stapleton
James M. Foreman
     The address of each executive officer and director of HCFC is c/o Home City Financial Corporation, 2454 North Limestone Street, Springfield, Ohio 45503.
     (b) Business and Background of Entities.
     Not applicable.
     (c) Business and Background of Natural Persons.
     The information set forth in the section of the Proxy Statement entitled “PROPOSAL 2 – ELECTION OF DIRECTORS” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Purpose of and Reasons for the Stock Splits,” “SPECIAL FACTORS – Effects of the Stock Splits,” “ADDITIONAL INFORMATION ABOUT THE STOCK SPLITS – Summary and Structure,” “SPECIAL FACTORS – Material Federal Income Tax Consequences,” and “MEETING AND VOTING INFORMATION – Quorum and Required Vote” is incorporated herein by reference.
     (c) Different Terms.
     The information set forth in the sections of the Proxy Statement entitled “ADDITIONAL INFORMATION ABOUT THE STOCK SPLITS – Summary and Structure,” “SPECIAL FACTORS – Effects of the Stock Splits” and “SPECIAL FACTORS – Interests of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.
     (d) Appraisal Rights.
     The information set forth in the section of the Proxy Statement entitled “ADDITIONAL INFORMATION ABOUT THE STOCK SPLITS – Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders.
     HCFC has not made any provision to grant its unaffiliated security holders access to the corporate files of HCFC or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of HCFC.

     (f) Eligibility for Listing or Trading.
     The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Effects of the Stock Splits” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions.
     None.
     (b) Significant Corporate Events.
     None.
     (c) Negotiations or Contacts.
     None.
     (e) Agreements Involving the Subject Company’s Securities.
     None.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired.
     The Common Shares acquired in connection with the Stock Splits will be held in treasury.
     (c) Plans.
(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Effects of the Stock Splits” is incorporated herein by reference.

(7)	The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Effects of the Stock Splits” is incorporated herein by reference.

(8)	The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Effects of the Stock Splits” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Purpose of and Reasons for the Stock Splits” and “SPECIAL FACTORS – Background of the Stock Splits” is incorporated herein by reference.
     (b) Alternatives.
     The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Alternatives to the Stock Splits” is incorporated herein by reference.
     (c) Reasons.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Purpose of and Reasons for the Stock Splits,” SPECIAL FACTORS – Background of the Stock Splits” and “SPECIAL FACTORS – Alternatives to the Stock Splits” is incorporated herein by reference.
     (d) Effects.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Effects of the Stock Splits,” “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits,” “SPECIAL FACTORS – Interests of Certain Persons in Matters to be Acted Upon,” “SPECIAL FACTORS – Material Federal Income Tax Consequences” and “FINANCIAL INFORMATION” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a) Fairness.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits,” “SPECIAL FACTORS – Opinion of Keller & Company” and “SPECIAL FACTORS – Recommendation of the Board” is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits,” “SPECIAL FACTORS – Opinion of Keller & Company” and “SPECIAL FACTORS – Recommendation of the Board” is incorporated herein by reference.
     (c) Approval of Security Holders.
     The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits” is incorporated herein by reference.
     (d) Unaffiliated Representative.
     The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits” is incorporated herein by reference.
     (e) Approval of Directors.
     The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits” is incorporated herein by reference.
     (f) Other Offers.
     None.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     (a) Report, Opinion or Appraisal.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits” and “SPECIAL FACTORS – Opinion of Keller & Company” is incorporated herein by reference.
     (b) Preparer and Summary of the Report, Opinion or Appraisal.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits,” “SPECIAL FACTORS – Opinion of Keller & Company” and “SPECIAL FACTORS – Background of the Stock Splits” is incorporated herein by reference.

     (c) Availability of Documents.
     Each of the fairness opinions of Keller & Company dated December 19, 2005, and June 26, 2006, are available for inspection and copying at HCFC’s principal executive offices located at 2454 North Limestone Street, Springfield, Ohio 45503 during HCFC’s regular business hours by any interested shareholder of HCFC or representative of such holder who has been so designated in writing. The June 26, 2006, fairness opinion is attached as Exhibit A to the Proxy Statement.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the section of the Proxy Statement entitled “MEETING AND VOTING INFORMATION – Solicitation and Costs” is incorporated herein by reference.
     (b) Conditions.
     Not applicable.
     (c) Expenses.
     The information set forth in the section of the Proxy Statement entitled “MEETING AND VOTING INFORMATION – Solicitation and Costs” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the section of the Proxy Statement entitled “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the sections of the Proxy Statement entitled “Information About HCFC – Interest of Certain Persons in Matters to be Acted Upon” and “VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going Private Transaction.
     The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits” and “MEETING AND VOTING INFORMATION – Quorum and Required Vote” is incorporated herein by reference.
     (e) Recommendations of Others.
     The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS – Recommendation of the Board; Fairness of the Stock Splits” is incorporated herein by reference.
Item 13. Financial Information.
     (a) Financial Information.
(1)	The audited financial statements contained in HCFC’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled “FINANCIAL INFORMATION” is incorporated by reference.

(2)	The financial statements contained in HCFC’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled “FINANCIAL INFORMATION” is incorporated by reference.

(3)	Not applicable.

(4)	The information set forth in the section of the Proxy Statement entitled “FINANCIAL INFORMATION” is incorporated herein by reference.
     (b) Pro Forma Information.
     The information set forth in the section of the Proxy Statement entitled “FINANCIAL INFORMATION – Pro Forma Financial Information” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     The information set forth in the section of the Proxy Statement entitled “MEETING AND VOTING INFORMATION – Solicitation and Costs” is incorporated herein by reference.

     (b) Employees and Corporate Assets.
     The information set forth in the section of the Proxy Statement entitled “MEETING AND VOTING INFORMATION – Solicitation and Costs” is incorporated herein by reference.
Item 15. Additional Information.
     All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.
Item 16. Exhibits.
(a)	(i)	Preliminary Proxy Statement and Form of Proxy for the Annual Meeting of Shareholders of Home City Financial Corporation*

	(ii)	Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of Home City Financial Corporation*

	(iii)	Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of Home City Financial Corporation*

	(iv)	Notice of Reconvened Annual Meeting
     (b) Not applicable.
(c)	(i)	Fairness Opinion of Keller & Company, Inc. dated December 19, 2005*

	(ii)	Memorandum dated December 8, 2005, from Keller & Company, Inc. to Home City Financial Corporation*

	(iii)	Fairness Opinion of Keller & Company, Inc. dated June 26, 2006**

	(iv)	Memorandum dated June 26, 2006, from Keller & Company, Inc. to Home City Financial Corporation*
     (d) Not applicable.
     (f) Not applicable.
     (g) Not applicable.

*	Previously filed.

**	Incorporated by reference to HCFC’s definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2006

HOME CITY FINANCIAL CORPORATION
By:	/s/ J. William Stapleton
Name:	J. William Stapleton
Title:	President, Chief Executive Officer and Chief Operating Officer

EXHIBIT INDEX

Exhibit
(a)(i)	Definitive Proxy Statement and Form of Proxy for the Annual Meeting of Shareholders of Home City Financial Corporation*

(a)(ii)	Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of Home City Financial Corporation*

(a)(iii)	Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of Home City Financial Corporation*

(a)(iv)	Notice of Reconvened Annual Meeting

(c)(i)	Fairness Opinion of Keller & Company, Inc. dated December 19, 2005**

(c)(ii)	Memorandum dated December 8, 2005, from Keller & Company, Inc. to Home City Financial Corporation**

(c)(iii)	Fairness Opinion of Keller & Company, Inc. dated June 26, 2006*

(c)(iv)	Memorandum dated June 26, 2006, from Keller & Company, Inc. to Home City Financial Corporation**

*	Incorporated by reference to HCFC’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2006.

**	Previously filed.